Mail Stop 3561

November 19, 2009

Charles Calello
President
American Telstar, Inc.
444 Park Forest Way
Wellington, FL 33414

   Re: **American Telstar, Inc.**
      Form 10-K for Fiscal Year Ended
      July 31, 2009
      Filed October 27, 2009
      File No. 000-52387

Dear Mr. Calello:

   We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended July 31, 2009

Exhibit 31 – Section 302 Certifications

1. We note that your Section 302 certifications do not comply with the language
    required by Item 601(31) of Regulation S-K in the following respects:
    *   When identifying the individual at the beginning of the certification, the title of
        the certifying individual should not be included.
    *   Reference should be made to your "report" rather than your "annual report" in
        several instances.
    *   The head note to paragraph 4 should also reference internal control over financial
        reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)).
    *   Reference should be made to the "registrant" rather than the "small business
        issuer" throughout your certifications.
    Please confirm in future filings, you will revise your certifications to comply with the
    issues above.

    As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendment to expedite our review. Please furnish
a cover letter with your amendment that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

    We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

    In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:
    *   the company is responsible for the adequacy and accuracy of the
        disclosure in the filing;
    *   staff comments or changes to disclosure in response to staff comments
        do not foreclose the Commission from taking any action with respect to
        the filing; and
    *   the company may not assert staff comments as a defense in any
        proceeding initiated by the Commission or any person under the federal
        securities laws of the United States.

Charles Calello
American Telstar, Inc.
November 19, 2009
Page 3

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

        You may contact Blaise Rhodes, Staff Accountant, at (202) 551-3774 or Brian Bhandari, Branch Chief, at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters.

                        Sincerely,

                        Tia Jenkins
                        Senior Assistant Chief Accountant
                        Office of Beverages, Apparel and
                        Health Care Services